January 23, 2023 United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Cineverse Corp.
Registration Statement on Form S-3 (Registration No. 333-273098)

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cinedigm Corp., a Delaware corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-3 (Registration No. 333-273098) be accelerated so that it will become effective at 4:00 p.m. (eastern time), on January 25, 2023, or as soon thereafter as practicable.

Very truly yours,

CINEVERSE CORP.
By:	/s/ Gary S. Loffredo
Gary S. Loffredo Chief Legal Officer, Secretary and Senior Advisor